

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 3, 2010

<u>Via U.S. Mail and Facsimile</u>
Mike Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Co., N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

> **Re: Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed September 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed September 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed October 9, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 1-07884**

Dear Mr. Ulrich:

        We have reviewed your response letter dated January 15, 2010 and have the
following comments. Please provide a written response to our comments. Please be as
detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Controls and Procedures, page 34</u>

1.   We note your response to our prior comment 1 and your statement that the
        Trustee "encountered issues" with information subject to the internal control over

financial reporting and disclosure controls and procedures of the working interest owners. With a view towards disclosure, please advise us regarding the nature of such issues.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures

2.   We note your response to our prior comment 2. It appears that your disclosure in your quarterly reports limits the scope of your conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise your disclosure to address the effectiveness of your disclosure controls and procedures, and separately disclose your reliance on the working interest owners for information relating to the royalty properties. In addition, please disclose why the disclosure controls and procedures were not effective with respect to information required to be disclosed by the working interest owners. For example, we note your statement in your response to our prior comment 2 that the accurate and timely receipt by the Trustee of information outside the Trust's control was not effective for the relevant periods. Please disclose how the receipt of such information was not accurate and timely. Please provide a sample of your proposed revised disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696, or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director